UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13D-2(A)

WIFIMED HOLDINGS COMPANY, INC.
(Name of Issuer)

Common Stock - $0.0001 Par Value
(Title of Class of Securities)

96766P106
(CUSIP Number)

Jeffrey Allen Simon
WiFiMed Holdings Company, Inc.
3320 Keenland Road
Marietta, GA  30062
(866) 833-9948
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

SCHEDULE 13D

CUSIP No. 96766P106	Page 1 of 5 Pages
1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George A. Hart
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 3,195,390
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,195,390
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,195,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14		TYPE OF REPORTING PERSON* IN

ATTACHMENT

CUSIP No. 68275E 10 4

Item 1.    Security and Issuer.

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the "Common Stock"), of WiFiMed Holdings Company, Inc., a Nevada corporation (the "Company" or "Issuer").  The principal executive offices of Company are located at 3320 Keenland Road, Marietta, Georgia 30062.

Item 2.    Identity and Background.

               (a) through (f):

This statement of beneficial ownership on Schedule 13D is being filed by George A. Hart ("Hart" or a "Reporting Party").

Hart works as a consultant in the plastics industry.  The business address for the Reporting Party is 5620 Conway Drive. Marietta, GA 30068-4509.

The Reporting Party has not been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Hart is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration.

The 3,195,390 shares, which are subject of this filing, were acquired in connection with the Agreement and Plan of Merger between by and among Bellacasa Productions, Inc., a Nevada corporation, WiFiMed Acquisition, Inc., a Delaware corporation, and WiFiMed, Inc., a Delaware corporation, dated September 15, 2006, and effective March 6, 2007.

Item 4.    Purpose of Transaction.

The acquisition of the securities of the Company was as the result of and in connection with the merger, which became effective on March 6, 2007.  Pursuant to the merger agreement, Steven Preiss resigned as a director of the Company.  Marshall Sterman, as of the effective time of the merger, as the sole director of the Company, appointed to the Board of Directors, Jeffrey A. Simon, Richard F. Burtt, David Hubbard and Robert Coffill, Jr., who will serve as directors of the Company until the next annual meeting of the Company's shareholders.  For each share of the Company's common stock held by a shareholder of the Company, such shareholder received .721996 shares (pre-reverse split and pre-reverse merger) of Aquamer, Inc.  The distribution (disposition of Aquamer, Inc.) was a condition of the merger with WiFiMed.

Except as otherwise set forth in this item 4, the Reporting Person has no present plans or proposals which relate to or would result in:

(i)                  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(ii)                an extraordinary corporate transaction; such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii)               a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(iv)              any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;
(v)                any material change in the present capitalization or dividend policy of the Issuer;
(vi)              any other material change in the Issuer's business or corporate structure;
(vii)             changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(viii)           causing a class of securities of the Issuer to cease to be quoted on Over the Counter Bulletin Board;
(ix)              a class of equity securities of the Issuer becoming eligible for termination of registration  pursuant to Section 12(g)(4) of the Exchange Act; or
(x)                any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a) and (b)        As of March 6, 2007, the Reporting Person beneficially owned 3,195,390 shares of Common Stock, constituting to the best of his knowledge, 11.1% of the issued and outstanding shares of Common Stock.  The Reporting Person has sole voting and dispositive power over 3,195,390 of the shares of Common Stock beneficially owned by him.
(c)                Except as otherwise disclosed herein, the Reporting Party has not effected any other transactions in the Common Stock during the past 60 days.
(d) and (e)        Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Company including, but not limited to, transfer of or voting of any of the securities of Company, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Company.

Item 7.    Material to be Filed as an Exhibit.

(1)               Agreement and Plan of Merger

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2007

/s/ George A. Hart

Name:  George A. Hart